UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

GALAXY NEXT GENERATION, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

36320A 203

(CUSIP Number)

Magen McGahee

c/o Galaxy Next Generation, Inc.

285 Big A Road

Toccoa, Georgia 30577

(706) 391-5030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36320A 203	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Magen McGahee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 45,121 shares of common stock and 25 shares of Series G Preferred Stock*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 45,121 shares of common stock and 25 shares of Series G Preferred Stock
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,121 shares of common stock and 25 shares of Series G Preferred Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%*
14		TYPE OF REPORTING PERSON IN

* Except as otherwise required by law, the Series G Preferred Stock votes together with the holders of the Common Stock as a single series and are entitled to such number of votes per share of Series G Preferred as equals one percent (1%) of the voting power of all voting securities of the Company then entitled to vote, inclusive of the Series G Preferred Stock and Common Stock, such that fifty-one (51) shares of Series G Preferred Stock shall together shall be entitled to such number of votes as equals, in the aggregate, 51% of the voting power of all voting securities of the Company then entitled to vote, inclusive of the Common Stock and any preferred stock.

CUSIP No. 36320A 203	13D	Page 3 of 6 Pages

Item 1.   Security and Issuer.

This Amendment No. 1 to Schedule 13D (the “Amendment No. 2”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Galaxy Next Generation, Inc., a Nevada corporation (the “Issuer”) and amends the Schedule 13D, dated November 15, 2019 (the “Original 13D”) filed by the reporting person, Magen McGahee. Capitalized terms used in this Amendment No. 1 but not defined herein shall have the respective meanings ascribed to them in the Original 13D.

The principal executive offices of the Issuer are located at 285 Big A Road, Toccoa, Georgia 30577.

Item 2.   Identity and Background.

(a), (f)	This Amendment No. 1 to Schedule 13D is being made by Magen McGahee.

(b)	The principal business address for Ms. McGahee is 285 Big A Road, Toccoa, Georgia 30577.

(c)	Ms. McGahee is the Chief Financial Officer of Galaxy Next Generation, Inc.

(d)	Ms. McGahee has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Ms. McGahee has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. McGahee is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

See the response to Item 4, which is incorporated by reference herein.

Item 4.   Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

On June 23, 2022, pursuant to the terms of Ms. McGahee’s employment agreement with the Issuer, dated January 1, 2020, as amended, September 1, 2020, the Issuer issued 25 shares of its Series G Preferred Stock to Ms. McGahee. Except as otherwise required by law, the Series G Preferred Stock votes together with the holders of the Common Stock as a single series and are entitled to such number of votes per share of Series G Preferred as equals one percent (1%) of the voting power of all voting securities of the Company then entitled to vote, inclusive of the Series G Preferred Stock and Common Stock, such that fifty-one (51) shares of Series G Preferred Stock shall together shall be entitled to such number of votes as equals, in the aggregate, 51% of the voting power of all voting securities of the Company then entitled to vote, inclusive of the Common Stock and any preferred stock.

On June 23, 2022, pursuant to the terms of Gary LeCroy’s employment agreement with the Issuer, dated January 1, 2020, as amended, September 1, 2020, the Issuer issued 26 shares of its Series G Preferred Stock to Mr. LeCroy.

Ms. McGahee and Mr. LeCroy have agreed to vote the fifty-one (51) shares of Series G Preferred Stock held by them as a group.

CUSIP No. 36320A 203	13D	Page 4 of 6 Pages

Item 5.   Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based 17,469,128 shares of Common Stock outstanding as of June 30, 2022.

Ms. McGahee is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of: (a) 45,121 of Common Stock; and (b) 25 shares of Series G Preferred Stock.

On June 23, 2022, pursuant to the terms of Ms. McGahee’s employment agreement with the Issuer, dated January 1, 2020, as amended, September 1, 2020, the Issuer issued 25 shares of its Series G Preferred Stock to Ms. McGahee. Except as otherwise required by law, the Series G Preferred Stock votes together with the holders of the Common Stock as a single series and are entitled to such number of votes per share of Series G Preferred as equals one percent (1%) of the voting power of all voting securities of the Company then entitled to vote, inclusive of the Series G Preferred Stock and Common Stock, such that fifty-one (51) shares of Series G Preferred Stock shall together shall be entitled to such number of votes as equals, in the aggregate, 51% of the voting power of all voting securities of the Company then entitled to vote, inclusive of the Common Stock and any preferred stock.

On June 23, 2022, pursuant to the terms of Gary LeCroy’s employment agreement with the Issuer, dated January 1, 2020, as amended, September 1, 2020, the Issuer issued 26 shares of its Series G Preferred Stock to Mr. LeCroy.

Ms. McGahee and Mr. LeCroy have agreed to vote the fifty-one (51) shares of Series G Preferred Stock held by them as a group.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Ms. McGahee (on the basis of 17,469,128 shares of Common Stock outstanding as of June 30, 2022 are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:
	45,121	0.003%
(b)	Number of shares of Common Stock as to which Ms. McGahee has:

(i) Sole power to vote or to direct the vote:	45,121

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	45,121

(iv) Shared power to dispose or to direct the disposition of:	0

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

See the response to Item 4, which is incorporated by reference herein.

CUSIP No. 36320A 203	13D	Page 5 of 6 Pages

Item 7.    Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 36320A 203	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2022

/s/ Magen McGahee
Magen McGahee

  Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
June 23, 2022	25 shares of Series G Preferred Stock	*

* As described in this Amendment No. 1 to Schedule 13D, on June 23, 2022, pursuant to the terms of Ms. McGahee’s employment agreement with the Issuer, dated January 1, 2020, as amended, September 1, 2020, the Issuer issued 25 shares of its Series G Preferred Stock to Ms. McGahee.